April 8, 2013

Via E-mail

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Nicholas P. Panos

Re:	CreXus Investment Corporation Schedule 13E-3 and Schedule TO-T File No. 005-85012 Filed by Annaly Capital Management, Inc. and CXS Acquisition Corporation

Ladies and Gentlemen:

The following are the responses of Annaly Capital Management, Inc. (“Annaly”) and CXS Acquisition Corporation (“Acquisition” and, together with Annaly, the “Filing Persons”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 4, 2013, regarding Amendment No. 1 to the Schedule TO-T/13E-3 filed by the Filing Persons in connection with their offer to purchase all the shares of common stock (“Common Stock”) of CreXus Investment Corp (“CreXus”) that Annaly does not already own.

For your convenience, the Staff’s comment precedes each response in this letter.

General

1.	We note the reply in response to prior comment two from our letter dated March 28, 2013. Exchange Act Rule 0-11(a)(5) requires that the “calculation of the fee” be set forth on the cover page of the filing. At present, only the filing fee has been stated. Please revise.

Response to Comment 1

The cover page of the Schedule TO-T/A has been amended to state how the filing fee was calculated.

Position of Annaly Regarding Fairness of the Offer and Merger

2.	We note the reply in response to prior comment eight from our letter dated March 28, 2013. The customized definition offered by the filing persons still results in the fairness

Schedule TO/A

Annaly Capital Management, Inc.

Response to SEC Comment Letter dated April 4, 2013

determination being directed at affiliated holders of CreXus unless all officers and directors of CreXus also are affiliates of Annaly. Item 1014(a) of Regulation M-A requires disclosure exclusively directed at “unaffiliated security holders.” Please revise or advise.

Response to Comment 2

Item 8 of the Schedule 13E-3 has been amended to further change the sentence regarding Annaly’s belief that was changed in Amendment No. 1, so that that sentence says the following:

Annaly and we believe the terms of the Offer, the process by which the Merger Agreement was negotiated and the manner in which the transactions contemplated by the Merger Agreement are to be carried out are substantively and procedurally fair to the CreXus stockholders who are not affiliated either with Annaly or with CreXus (i.e., the unaffiliated CreXus stockholders).

3.	We note the reply in response to prior comment nine from our letter dated March 28, 2013. Annaly and CXS must still specifically discuss or dismiss going concern value, liquidation value and net book value in the context of discussing the factors in support of their fairness determination. Please revise in accordance with the Commission interpretation published in Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response to Comment 3

Item 8 of the Schedule 13E-3 has been further amended to discuss, as contemplated by Instruction 2 to Item 1014 of Regulation M-A, the factors in support of the fairness determination in the context of net book value, going concern value and liquidation value.

4.	We note the reply in response to prior comment ten from our letter dated March 28, 2013. While the filing persons have undertaken to offer unaffiliated security holders procedural protections, the disclosure obligations imposed under Item 1014(c), (d) and (e) of Regulation M-A have not been interpreted by the Commission to have been satisfied based on the affirmative steps outlined in the reply. Revise to expressly disclose all negative responses to each codified disclosure obligation. Each of these line items instructs filers to affirmatively state “whether or not” a particular procedural protection has been provided for unaffiliated security holders. General Instruction E to Schedule 13E-3 reaffirms that an “answer…in the negative” must be disclosed. In finalizing the revised disclosure in a manner compliant with the applicable provisions, the Commission’s interpretive guidance published in Q&A No. 21 to Exchange Act Release 17719 (April 13, 1981) should be followed.

Schedule TO/A

Annaly Capital Management, Inc.

Response to SEC Comment Letter dated April 4, 2013

Response to Comment 4

Item 8 of the Schedule 13E-3 has been further amended to insert in one place the specific disclosures described in paragraphs (b), (c) and (d) of Item 1014 of Regulation M-A, including the extent to which particular procedural protections were not provided.

*  *  *  *  *

CXS Acquisition Corporation and Annaly Capital Management, Inc. each acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, or would like to discuss anything, about anything that is said above, please call David Bernstein of K&L Gates LLP at 212-536-4029 or call me at 212-696-0100.

Very truly yours,

/s/ R. Nicholas Singh

R. Nicholas Singh

Secretary of CXS Acquisition Corporation

/s/ R. Nicholas Singh

R. Nicholas Singh

Chief Legal Officer of Annaly Capital Management, Inc.

cc:	Nicholas P. Panos Senior Special Counsel Office of Mergers & Acquisitions